As filed with the Securities and Exchange Commission on September 27, 2005

                                                             File No. 333-126372



                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM N-14


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           Pre-Effective Amendment No. __
                         Post-Effective Amendment No. 1
                                                     --

                        (Check appropriate box or boxes)


                           PIONEER MONEY MARKET TRUST

               (Exact Name of Registrant as Specified in Charter)


                              (617) 742-7825
                        (Area Code and Telephone Number)

                  60 State Street, Boston, Massachusetts 02109
 (Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

                            Dorothy E. Bourassa, Esq.
                       Pioneer Investment Management, Inc.
                                 60 State Street
                           Boston, Massachusetts 02109
                     (Name and Address of Agent for Service)

Copies to:  David C. Phelan, Esq.
            Wilmer Cutler Pickering Hale and Dorr LLP
            60 State Street
            Boston, Massachusetts 02109


It is proposed that this filing will become effective immediately upon filing pursuant to paragraph (d) of Rule 462 under the Securities Act of 1933, as amended.

There have been no changes to the proxy statement/prospectus or statement of additional information as filed with Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-14 (File No. 333-126372), as filed with the Commission on August 19, 2005 (Accession No. 0001145443-05-001807).

                                     PART C

                                OTHER INFORMATION
                           PIONEER MONEY MARKET TRUST
                            (on behalf of its series,
                           Pioneer Cash Reserves Fund)

ITEM 15.  INDEMNIFICATION

No change from the information set forth in Item 25 of the most recently filed Registration Statement of Pioneer Money Market Trust (the "Registrant") on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (File Nos. 33-13179 and 811-05099) as filed with the Securities and Exchange Commission on April 29, 2005 (Accession No. 0001016964-05-000188), which information is incorporated herein by reference.

ITEM 16.  EXHIBITS

(1)(a)         Agreement and Declaration of Trust                                             (1)

(1)(b)         Amendment to Agreement and Declaration of Trust to establish Investor Class    (6)
               Shares

(2)            By-Laws                                                                        (1)

(3)            Not applicable

(4)            Agreement and Plan of Reorganization                                           (*)

(5)            Reference is made to Exhibits (1) and (2) hereof

(6)(a)         Management Contract                                                            (3)

(6)(b)         Expense Limitation Agreement for Investor Class Shares                         (6)

(7)(a)         Underwriting Agreement with Pioneer Funds Distributor, Inc.                    (3)

(7)(b)         Dealer Sales Agreement                                                         (5)

(8)            Not applicable

(9)            Custodian Agreement with Brown Brothers Harriman & Co.                         (6)

(10)(a)        Multiple Class Plan Pursuant to Rule 18f-3                                     (6)

(10)(b)        Class A Distribution Plan                                                      (2)

(10)(c)        Class B Distribution Plan                                                      (3)

(10)(d)        Class C Distribution Plan                                                      (2)

(10)(e)        Class R Distribution Plan                                                      (4)

(10(f)         Class R Service Plan                                                           (4)

(11)           Opinion of Counsel (legality of securities being offered)                      (7)

(12)           Opinion as to Tax Matters                                                      (*)

(13)(a)        Investment Company Service Agreement with Pioneering Services Corporation      (6)

(13)(b)        Administration Agreement with Pioneer Investment Management, Inc.              (6)

(13)(c)        Services Agreement for Class Y Shares                                          (*)

(14)           Consent(s) of Independent Registered Public Accounting Firm                    (9)

(15)           Not applicable

(16)           Powers of Attorney                                                             (6)

(17)(a)        Code of Ethics                                                                 (6)

(17)(b)        Form of Proxy Card                                                             (7)


(1) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 12 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-13179; 811-05099), as filed with the Securities and Exchange Commission on March 29, 1995 (Accession no. 0000812195-95-000013).

(2) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 13 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-13179; 811-05099), as filed with the Securities and Exchange Commission on April 29, 1996 (Accession no. 0000812195-96-000009).

(3) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 23 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-13179; 811-05099), as filed with the Securities and Exchange Commission on March 1, 2002 (Accession no. 0000812195-02-000004).

(4) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 25 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-13179; 811-05099), as filed with the Securities and Exchange Commission on February 18, 2003 (Accession No. 0000831120-03-000004).

(5) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 28 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-13179; 811-05099), as filed with the Securities and Exchange Commission on April 29, 2004 (Accession No. 0001016964-04-000118).

(6) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 30 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-13179; 811-05099), as filed with the Securities and Exchange Commission on April 29, 2005 (Accession No. 0001016964-05-000188).

(7) Previously filed. Incorporated by reference from exhibited filed with the Registrant's Initial Registration Statement on Form N-14 (File No. 333-126372), as filed with the Securities and Exchange Commission on July 5, 2005 (Accession No. 0001145443-05-001512).

(8) Previously filed. Incorporated by reference from exhibited filed with the Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-126372), as filed with the Securities and Exchange Commission on August 1, 2005 (Accession No. 0001145443-05-001684).

(9) Previously filed. Incorporated by reference from exhibited filed with the Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-14 (File No. 333-126372), as filed with the Securities and Exchange Commission on August 19, 2005 (Accession No. 0001145443-05-001807).

(*) Filed herewith.

ITEM 17. UNDERTAKINGS.

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this Registration Statement by any person or party which is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees that it shall file a final executed version of the legal and consent opinion as to tax matters as an exhibit to the subsequent post-effective amendment to its registration statement on Form N-14 will be filed with the SEC upon closing of the reorganization contemplated by this Registration Statement on Form N-14.

(4) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-14 has been signed on behalf of the Registrant, in the City of Boston and the Commonwealth of Massachusetts, on the 27th day of September, 2005.

                            Pioneer Money Market Trust,
                            on behalf of its series, Pioneer Cash Reserves Fund

                            /s/ Osbert M. Hood
                            ----------------------------------------------------
                            Osbert M. Hood
                            Executive Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signature                           Title                                Date
            *                         Chairman of the Board,
---------------------------           Trustee, and President
John F. Cogan, Jr.

            *                         Chief Financial Officer,
---------------------------           Principal Accounting
Vincent Nave                          Officer, and Treasurer

            *
---------------------------
Mary K. Bush                          Trustee

            *
---------------------------
David R. Bock                         Trustee

            *
---------------------------
Margaret B.W. Graham                  Trustee

            *
---------------------------
Marguerite A. Piret                   Trustee

            *
---------------------------
John Winthrop                         Trustee



*  By:   /s/ Osbert M. Hood                                               September 27, 2005
         --------------------------------------
         Osbert M. Hood, Attorney-in-Fact

                                  EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement:

Exhibit No.       Description
(4)               Agreement and Plan of Reorganization

(12)              Opinion as to Tax Matters

(13)(c)           Services Agreement for Class Y Shares